                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                            _____________________



                                  FORM 11-K



           ( X )   Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                   Commission file Nos. 2-83724, 33-12324
                                and 33-38267


                            _____________________



                 For the Fiscal Year Ended December 31, 1993

                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                          (Full Title of the Plan)









                          TRANSAMERICA CORPORATION
                            600 Montgomery Street
                       San Francisco, California 94111


                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Office)

Required information:

     (a)  Financial statements filed as a part of this report:

            Report of Ernst & Young, Independent Auditors Statement of Net Assets Available for Plan Benefits
              December 31, 1993 and 1992
            Statement of Changes in Net Assets Available for Plan
              Benefits - Years ended December 31, 1993, 1992
              and 1991
            Notes to Financial Statements - Three years ended
              December 31, 1993

     (b)  Exhibit filed as a part of this report:

            EX-23. Consent of Ernst & Young to the incorporation by reference of their report dated March 25, 1994 in Transamerica Corporation's Registration Statements on Form S-8 (File Nos. 2-83724, 33-12324 and 33-38267).


                                 Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 31, 1994

                            FINANCIAL STATEMENTS


                                     For


                         ANNUAL REPORT ON FORM 11-K







                          TRANSAMERICA CORPORATION

                        EMPLOYEES STOCK SAVINGS PLAN




                        Year Ended December 31, 1993

                REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.





Ernst & Young

Los Angeles, California
March 25, 1994

Page 5

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  December 31, 1993
                                                    (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity           Trans-
                                    Transamerica   __________________________________________________    america
                                    Corporation                     Fixed                    Equity       Cash
                                       Common         Bond         Income       Equity       Index       Reserve
                                       Stock          Fund          Fund         Fund         Fund        Fund
                                    ____________      ____         ______       ______       ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at market value
   (cost $102,205,886 for
    2,987,738 shares) ...........   $169,554,142
  Transamerica Bond Fund--at
   market value (cost $3,188,596
   for 286,966 shares) ..........                  $3,360,372
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,003,731,
   which approximates market
   value ........................                               $44,590,690
  Transamerica Equity Fund--at
   market value (cost $8,636,131
   for 698,671 shares) ..........                                             $9,901,365
  Transamerica Equity Index
   Fund--at market value (cost
   $2,077,413 for 191,750
   shares) ......................                                                          $2,201,666
  Transamerica Cash Reserve
   Fund--at cost, which approxi-
   mates market value ...........                                                                       $3,135,417
  Dodge & Cox Balanced Fund--at
   market value (cost $4,307,707
   for 94,451 shares) ...........
  T. Rowe Price Equity Income
   Fund--at market value (cost
   $4,388,934 for 269,460
   shares) ......................
  Loans to participants (interest
   rate at 7%) ..................
                                    ____________   __________   ___________   __________   __________   __________
  Total investments .............    169,554,142    3,360,372    44,590,690    9,901,365    2,201,666    3,135,417

Dividends receivable ............      1,493,869
Cash equivalents ................        550,314
                                    ____________   __________   ___________   __________   __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $171,598,325   $3,360,372   $44,590,690   $9,901,365   $2,201,666   $3,135,417
                                    ============   ==========   ===========   ===========  ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES         5,400         1,000         3,800        1,900        1,000          700
                                          =====         =====         =====        =====        =====        =====

See notes to financial statements

Page 6

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1993
                                      (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income     Participant
                                       Fund         Fund         Loans         Total
                                     ________     _______     ___________      _____
Investments:
  Transamerica Corporation
   Common Stock--at market value
   (cost $102,205,886 for
   2,987,738 shares) ...........                                           $169,554,142
  Transamerica Bond Fund--at
   market value (cost $3,188,596
   for 286,966 shares) ..........                                             3,360,372
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,003,731,
   which approximates market
   value ........................                                            44,590,690
  Transamerica Equity Fund--at
   market value (cost $8,636,131
   for 698,671 shares) ..........                                             9,901,365
  Transamerica Equity Index
   Fund--at market value (cost
   $2,077,413 for 191,750
   shares) ......................                                             2,201,666
  Transamerica Cash Reserve
   Fund--at cost, which approxi-
   mates market value ...........                                             3,135,417
  Dodge & Cox Balanced Fund--at
   market value (cost $4,307,707
   for 94,451 shares) ...........   $4,382,526                                4,382,526
  T. Rowe Price Equity Income
   Fund--at market value (cost
   $4,388,934 for 269,460
   shares) ......................                $4,486,500                   4,486,500
  Loans to participants (interest
   rate at 7%) ..................                             $5,939,828      5,939,828
                                    __________   __________   __________   ____________
  Total investments .............    4,382,526    4,486,500    5,939,828    247,552,506

Dividends receivable ............                                             1,493,869
Cash equivalents ................                                               550,314
                                    __________   __________   __________   ____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $4,382,526   $4,486,500   $5,939,828   $249,596,689
                                    ==========   ==========   ==========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,300        1,600          800
                                         =====        =====          ===

See notes to financial statements

Page 7

                                                TRANSAMERICA CORPORATION
                                              EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    December 31, 1992


                                                Trans-        Trans-
                               Transamerica     america       america                            Fidelity
                               Corporation       Fixed         Cash         FPA      Fidelity     Equity-
                                  Common        Income        Reserve     Capital    Magellan     Income
                                  Stock          Fund          Fund      Fund,Inc.   Fund,Inc.     Fund        Total
                               ____________     _______       _______    ________    _________   ________      _____
Investments:
  Transamerica Corporation
   Common Stock--at market
   value (cost $137,952,194
   for 4,320,374 shares) ...   $207,377,921                                                                 $207,377,921
  Transamerica Fixed Income
   Fund--at cost plus
   accrued interest of
   $18,053,409, which approx-
   imates market value .....                  $59,356,084                                                     59,356,084
  Transamerica Cash Reserve
   Fund--at cost, which
   approximates market
   value ...................                                $1,350,595                                         1,350,595
  FPA Capital Fund, Inc.--
   at market value (cost
   $280,663 for 23,542
   shares) .................                                             $444,715                                444,715
  Fidelity Magellan Fund,
   Inc.--at market value
   (cost $1,760,596 for
   29,081 shares) ..........                                                        $1,832,378                 1,832,378
  Fidelity Equity-Income
   Fund--at market value
   (cost $392,530 for
   14,801 shares) ..........                                                                     $429,368        429,368
                               ____________   ___________   __________   ________   __________   ________   ____________
  Total investments ........    207,377,921    59,356,084    1,350,595    444,715    1,832,378    429,368    270,791,061

Dividends receivable .......      2,160,187                                                                    2,160,187
Cash equivalents ...........        707,841                                                                      707,841
                               ____________   ___________   __________   ________   __________   ________   ____________
      NET ASSETS AVAILABLE
         FOR PLAN BENEFITS     $210,245,949   $59,356,084   $1,350,595   $444,715   $1,832,378   $429,368   $273,659,089
                               ============   ===========   ==========   ========   ==========   ========   ============
     APPROXIMATE NUMBER OF
   PARTICIPATING EMPLOYEES            7,000         4,700          125         60          100         40
                                      =====         =====          ===         ==          ===         ==

See notes to financial statements

Page 8

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1993
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity           Trans-
                                    Transamerica   __________________________________________________    america
                                    Corporation                    Fixed                     Equity       Cash
                                       Common         Bond        Income        Equity       Index       Reserve
                                       Stock          Fund         Fund          Fund         Fund        Fund
                                    ____________      ____        _______       ______       ______      ________
ADDITIONS
Net investment income:
  Interest .....................    $     34,889                $ 3,667,033
  Dividends ....................       6,031,417                                                        $   61,208
                                    ____________                ___________                             __________
      Net investment income ....       6,066,306                  3,667,033                                 61,208
Net change in unrealized
  appreciation (depreciation)
  of investments ...............      (2,077,471)  $  171,776                 $ 1,265,234  $  124,253
Appreciation realized on sale
  for transfer .................      10,354,125       14,784                      41,811      11,702
Contributions:
  Participants .................       4,939,607      656,726     3,272,585     1,897,828     708,609      382,198
  Loan recontribution ..........         223,565       14,306       123,661        56,840      19,729       12,678
  Employer (reduced by for-
    feitures of $310,785) ......       8,990,730
Interfund transfers ............     (22,074,718)   3,267,387    (1,044,182)    7,930,152   2,025,061    2,581,187
Loan disbursement ..............      (3,006,667)     (99,508)   (2,380,908)     (181,857)   (106,487)    (113,190)
                                    ____________   __________   ___________   ___________  __________   __________
      Total additions ..........       3,415,477    4,025,471     3,638,189    11,010,008   2,782,867    2,924,081

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       6,627,759       66,332                     115,930      44,965
  Cash .........................         119,136                  4,011,376                                319,637
Transamerica Insurance Group
 transfer:
  Securities, at cost ..........      35,060,574      598,767    14,392,207       992,713     536,236      819,622
  Cash .........................         255,632
                                    ____________   __________   ___________   __________   __________   __________
      Total deductions .........      42,063,101      665,099    18,403,583    1,108,643      581,201    1,139,259
                                    ____________   __________   ___________   __________   __________   __________
Net additions (deductions) .....     (38,647,624)   3,360,372   (14,765,394)   9,901,365    2,201,666    1,784,822
Net assets available for plan
  benefits at beginning of year      210,245,949                 59,356,084                              1,350,595
                                    ____________   __________   ___________   __________   __________   __________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $171,598,325   $3,360,372   $44,590,690   $9,901,365   $2,201,666   $3,135,417
                                    =============  ==========   ===========   ==========   ==========   ==========

See notes to financial statements

Page 9

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year Ended December 31, 1993
                                                     (Part 2 of 2)

                                                  T. Rowe
                                      Dodge        Price                             Fidelity
                                      & Cox       Equity       FPA       Fidelity    Equity-
                                     Balanced     Income     Capital     Magellan     Income    Participant
                                       Fund        Fund     Fund, Inc.   Fund,Inc.     Fund        Loans         Total
                                     ________     _______   __________   _________   ________   ___________      _____
ADDITIONS
Net investment income:
  Interest .....................                                                                $  112,559   $  3,814,481
  Dividends ....................    $  200,381  $  319,989   $ 11,851    $   94,957  $  7,388                   6,727,191
                                    __________  __________   ________    __________  ________   __________    ___________
      Net investment income ....       200,381     319,989     11,851        94,957     7,388      112,559     10,541,672
Net change in unrealized
  appreciation (depreciation)
  of investments ...............        74,819      97,566   (164,052)      (71,782)  (36,838)                   (616,495)
Appreciation realized on sale
  for transfer .................        29,727      21,912    148,144       199,308    65,914                  10,887,427
Contributions:
  Participants .................     1,064,251   1,457,157                                                     14,378,961
  Loan recontribution ..........        33,337      38,515                                        (522,631)             -
  Employer (reduced by for-
    feitures of $310,785) ......                                                                                8,990,730
Interfund transfers ............     4,873,260   4,793,765   (401,520)   (1,623,220) (327,172)                          -
Loan disbursements .............      (210,286)   (232,908)    (9,908)       (3,504)   (4,677)   6,349,900              -
                                    __________  __________   ________    __________  ________   __________   ____________
      Total additions ..........     6,065,489   6,495,996   (415,485)   (1,404,241) (295,385)   5,939,828     44,182,295

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       147,100     148,616      2,541        24,543    14,617                   7,192,403
  Cash .........................                                                                                4,450,149
Transamerica Insurance Group
 transfer:
  Securities, at cost ..........     1,535,863   1,860,880     26,689       403,594   119,366                  56,346,511
  Cash .........................                                                                                  255,632
                                    __________  __________   ________    __________  ________                ____________
      Total deductions .........     1,682,963   2,009,496     29,230       428,137   133,983                  68,244,695
                                    __________  __________   ________    __________  ________   __________   ____________
Net additions (deductions) .....     4,382,526   4,486,500   (444,715)   (1,832,378) (429,368)   5,939,828    (24,062,400)
Net assets available for plan
  benefits at beginning of year                               444,715     1,832,378   429,368                 273,659,089
                                    __________  __________   ________    __________  ________   __________   ____________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $4,382,526  $4,486,500   $      -    $        -  $      -   $5,939,828   $249,596,689
                                    ==========  ==========   ========    ==========  ========   ==========   ============

See notes to financial statements

Page 10

                                                 TRANSAMERICA CORPORATION
                                               EMPLOYEES STOCK SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               Year Ended December 31, 1992


                                               Trans-       Trans-
                              Transamerica     america      america                              Fidelity
                              Corporation       Fixed         Cash        FPA        Fidelity     Equity-
                                 Common        Income       Reserve     Capital      Magellan     Income
                                 Stock          Fund          Fund      Fund,Inc.    Fund,Inc.     Fund          Total
                              ____________     _______      _______     _________    _________   ________        _____
ADDITIONS
Net investment income:
  Interest ................   $     50,313   $ 4,629,606                                                     $  4,679,919
  Dividends ...............      8,499,233                 $   55,325   $ 35,772    $  256,668   $ 17,839       8,864,837
                              ___________    ___________   __________   ________    __________   ________     ____________
      Net investment
       income .............      8,549,546     4,629,606       55,325     35,772       256,668     17,839      13,544,756
Net change in unrealized
  appreciation (deprecia-
  tion) of investments ....     28,242,396                                25,009      (160,696)    34,781      28,141,490
Appreciation realized on
  sale for transfer and
  dividend payout .........        841,261                                 1,647         2,287      2,147         847,342
Contributions:
  Participants ............      7,525,526     6,402,557                               187,656     67,813      14,183,552
  Employer (reduced by for-
   feitures of $631,596) ..      9,597,071                                                                      9,597,071
Interfund transfers .......     (2,299,769)    2,088,738      (41,723)    (4,210)      372,421   (115,457)              -
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total additions .....     52,456,031    13,120,901       13,602     58,218       658,336      7,123      66,314,211

DEDUCTIONS
Distributions to partici-
 pants:
   Securities, at cost ....     14,366,872                                43,451       141,588     46,406      14,598,317
   Cash ...................        240,437     7,652,497      535,221                                           8,428,155
   Dividend payout ........        280,041                                                                        280,041
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total deductions ....     14,887,350     7,652,497      535,221     43,451       141,588     46,406      23,306,513
                              ____________   ___________   __________   ________    __________   ________    ____________
Net additions (deductions)      37,568,681     5,468,404     (521,619)    14,767       516,748    (39,283)     43,007,698
Net assets available for
  plan benefits at begin-
  ning of year ............    172,677,268    53,887,680    1,872,214    429,948     1,315,630    468,651     230,651,391
                              ____________   ___________   __________   ________    __________   ________    ____________
      NET ASSETS AVAILABLE
      FOR PLAN BENEFITS AT
               END OF YEAR    $210,245,949   $59,356,084   $1,350,595   $444,715    $1,832,378   $429,368    $273,659,089
                              ============   ===========   ==========   ========    ==========   ========    ============

See notes to financial statements

Page 11

                                                TRANSAMERICA CORPORATION
                                              EMPLOYEES STOCK SAVINGS PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              Year Ended December 31, 1991
                                               Trans-       Trans-
                              Transamerica     america      america                              Fidelity
                              Corporation       Fixed         Cash        FPA        Fidelity     Equity-
                                 Common        Income       Reserve     Capital      Magellan     Income
                                 Stock          Fund          Fund      Fund,Inc.    Fund,Inc.     Fund          Total
                              ____________     _______      _______     _________    _________   ________        _____
ADDITIONS
Net investment income:
  Interest ................   $     82,639   $ 4,409,882                                                     $  4,492,521
  Dividends ...............      8,317,549                 $  110,939   $ 24,480    $  107,138   $ 18,623       8,578,729
                              ____________   ___________   __________   ________    __________    ________   ____________
      Net investment
       income .............      8,400,188     4,409,882      110,939     24,480       107,138     18,623      13,071,250
Net change in unrealized
  appreciation of invest-
  ments ...................     27,622,095                               146,634       209,839     76,889      28,055,457
Appreciation realized on
  sale for transfer and
  dividend payout .........        325,483                                                 419        424         326,326
Contributions:
  Participants ............      9,987,225     5,668,223                               148,754     57,665      15,861,867
  Employer (reduced by for-
   feitures of $434,933) ..      9,709,476                                                                      9,709,476
Interfund transfers .......       (574,904)      306,794       (2,367)                 208,285     62,192               -
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total additions .....     55,469,563    10,384,899      108,572    171,114       674,435    215,793      67,024,376

DEDUCTIONS
Distributions to partici-
 pants:
   Securities, at cost ....     14,592,510                                 7,800        53,081     48,339      14,701,730
   Cash ...................        248,800     7,706,595      241,237                                           8,196,632
   Dividend payout ........      5,115,055                                                                      5,115,055
                              ____________   ___________   __________   ________    __________   ________    ____________
      Total deductions ....     19,956,365     7,706,595      241,237      7,800        53,081     48,339      28,013,417
                              ____________   ___________   __________   ________    __________   ________    ____________
Net additions (deductions)      35,513,198     2,678,304     (132,665)   163,314       621,354    167,454      39,010,959
Net assets available for
  plan benefits at begin-
  ning of year ............    137,164,070    51,209,376    2,004,879    266,634       694,276    301,197     191,640,432
                              ____________   ___________   __________   ________    __________   ________    ____________
      NET ASSETS AVAILABLE
      FOR PLAN BENEFITS AT
               END OF YEAR    $172,677,268   $53,887,680   $1,872,214   $429,948    $1,315,630   $468,651    $230,651,391
                              ============   ===========   ==========   ========    ==========   ========    ============

See notes to financial statements

Page 12
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                     Three Years Ended December 31, 1993



NOTE A--Description of the Plan

     The Transamerica Corporation Employees Stock Savings Plan (the Plan) is an employee stock ownership plan with provisions for pretax salary deferrals under Section 401(k) of the Internal Revenue Code. Substantially all full-time salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate upon completion of one year of service. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. In addition, subject to certain restrictions, prior to January 1, 1992, participants were permitted to defer an amount from their salaries equivalent to the amount of cash dividends they periodically received as distributions from the Plan. These salary deferrals were not matched by employer contributions. Effective January 1, 1993, most non-highly compensated employees (as defined) are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan, and if Plan non-discrimination tests permit, highly compensated employees may defer an additional 1% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

     Through December 31, 1992, participant contributions under the Plan were invested, as directed by the participant, either entirely in the Corporation's common stock or in the Transamerica Fixed Income Fund or split between these two alternatives. Participants age 55 or older could elect certain additional investment alternatives. All employer matching contributions under the Plan are invested in the Corporation's common stock, except as described in the next paragraph.

     Effective January 1, 1993, participants also are permitted to direct that their salary deferrals be invested in any of six additional investment alternatives: the Transamerica Cash Reserve Fund, the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the T. Rowe Price Equity Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. Beginning February 1, 1993, participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Corporation's common stock to any of the other available investment alternatives.

     Beginning July 1, 1993, eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the Company matching account are not permitted.

     The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund), are defined as parties in interest

Page 13
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1993



NOTE A--Description of the Plan (Continued)

with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

     The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer accounts.

     During 1993, the Corporation completed the sale of its subsidiary, Transamerica Insurance Group. Account balances of the participating employees of Transamerica Insurance Group were transferred to the stock savings plan of the new company, TIG Holdings, Inc., after completion of the initial public offering in April 1993.

NOTE B--Significant Accounting Policies

     Accounting for Investments: The Plan's investment in the Corporation's common stock is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

     Transamerica Fixed Income Fund is valued at cost plus accrued interest income and Transamerica Cash Reserve Fund is valued at cost, which approximates market value. Shares of Transamerica Bond Fund, Transamerica Equity Fund, Transamerica Equity Index Fund, Dodge & Cox Balanced Fund, T. Rowe Price Equity Income Fund, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund are valued at the net asset value per share reported by the Fund at December 31.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the average monthly price of the shares in the month they are sold by employees or forfeited to the Plan. The price is calculated as the average of the price of the stock as listed in the New York Stock Exchange composite transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Corporation's common stock and shares of Dodge & Cox Balance Fund, T. Rowe Price Equity Income Fund, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund is recorded on the ex-dividend date. Dividend income from Transamerica Cash Reserve Fund is accrued as earned and interest income from Transamerica Fixed Income Fund, Bank of America's Short Term Investment Fund

Page 14
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1993



NOTE B--Significant Accounting Policies (Continued)

(cash equivalent) and from participant loans is accrued as earned. Interest on participant loans is calculated at the Bank of America prime rate plus 1%.

     Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

     Income Taxes: The Plan is qualified under section 401(a) of the Code, and its related trust and custodial accounts are exempt from federal income tax, under section 501(a) of the Code. Participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

NOTE C--Reportable Transactions

     Changes in the Plan's investment in Transamerica Corporation Common Stock during each of the three years in the period ended December 31, 1993 are summarized as follows:

                                       Shares         Cost
                                       ______         ____

     Balance at January 1, 1991 .     4,122,700   $120,941,866
     Purchases ..................       686,631     23,851,836
     Sale for dividend payout ...       (14,910)      (389,979)
     Transfers ..................       (20,941)      (584,944)
     Distributions ..............      (510,404)   (15,011,941)
                                      _________   ____________
     Balance at December 31, 1991     4,263,076    128,806,838
     Purchases ..................       599,598     25,693,619
     Sale for dividend payout ...           120          2,982
     Transfers ..................       (55,890)    (1,566,155)
     Distributions ..............      (486,530)   (14,985,090)
                                      _________   ____________
     Balance at December 31, 1992     4,320,374    137,952,194
     Purchases ..................       426,186     22,288,648
     Sale for transfer ..........      (464,385)   (14,210,571)
     Sale for loan distribution .       (51,596)    (1,834,569)
     Distributions ..............      (210,069)    (6,627,759)
     Market value of forfeiture .        (5,549)      (301,483)
     Transamerica Insurance
       Group distribution .......    (1,027,223)   (35,060,574)
                                      _________   ____________
     Balance at December 31, 1993     2,987,738   $102,205,886
                                      =========   ============

Page 15
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1993



NOTE C--Reportable Transactions (Continued)

     During 1993 there were 58 open market purchases of Transamerica Corporation Common Stock totaling 301,585 shares at a cost of $15,806,536 and 13 open market sales of Transamerica Corporation common stock totaling 392,680 shares at a cost of $20,134,568. For Transamerica Fixed Income there were 129 purchases totaling $15,089,450 and 45 sales totaling $14,599,959. These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category (iii) reportable transactions under ERISA.

     Bank of America NT & SA, as Trustee for the Plan, temporarily invests certain cash receipts of the plan in Bank of America's Short Term Investment Fund prior to investing the funds in their respective investments. During 1993 there were 534 individual purchases of Short Term Investment Fund units totaling $33,336,526 and 479 sales totaling $34,210,744 each of which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category (iii) reportable transactions under ERISA. There were no category (i), (ii) or (iv) reportable transactions during 1993. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

     The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the market value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1993, 1992 and 1991, and the changes in unrealized appreciation (depreciation).

Page 16
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1993



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 1 of 2)

                                                   Transamerica Life Insurance & Annuity
                                   Transamerica    _____________________________________
                                   Corporation                                Equity
                                      Common           Bond       Equity      Index
                                      Stock            Fund        Fund        Fund
                                   ____________        ____       ______      ______
Unrealized appreciation
  (depreciation) at January 1,
  1991 .........................   $13,561,236
Increase in unrealized
  appreciation .................    31,109,030
Appreciation realized on sale
  for dividend payout ..........      (134,876)
Appreciation realized on sale
  for transfer .................      (190,607)
Amounts distributed to partici-
  pants ........................    (3,161,452)
                                   ___________
Net increase in unrealized
  appreciation in 1991 .........    27,622,095
                                   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1991    41,183,331
Increase (decrease) in
  unrealized appreciation ......    35,223,333
Appreciation realized on sale
  for dividend payout ..........         1,233
Appreciation realized on sale
  for transfer .................      (842,494)
Amounts distributed to partici-
  pants ........................    (6,139,676)
                                   ___________
Net increase (decrease) in
  unrealized appreciation in
  1992 .........................    28,242,396
                                   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992    69,425,727
Increase in unrealized
  appreciation .................    32,282,541       $193,694   $1,337,865   $147,878
Appreciation realized on sale
  for transfer .................    (9,182,026)        (7,411)     (20,101)    (7,429)
Appreciation realized on sale
  for loan .....................    (1,172,099)        (7,373)     (21,710)    (4,273)
Amounts distributed to partici-
  pants ........................    (4,495,240)        (3,605)     (13,316)      (823)
Transamerica Insurance Group
  transfer .....................   (19,510,647)        (3,529)     (17,504)   (11,100)
                                   ___________       ________   __________   ________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................    (2,077,471)       171,776    1,265,234    124,253
                                   ___________       ________   __________   ________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993   $67,348,256       $171,776   $1,265,234   $124,253
                                   ===========       ========   ==========   ========

Page 17
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                     Three Years Ended December 31, 1993



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 2 of 2)
                                                T. Rowe
                                     Dodge       Price                              Fidelity
                                     & Cox      Equity        FPA       Fidelity    Equity-
                                    Balanced    Income      Capital     Magellan     Income
                                      Fund       Fund      Fund, Inc.   Fund,Inc.     Fund        Total
                                    ________    _______    __________   _________   ________      _____
Unrealized appreciation
  (depreciation) at January 1,
  1991 .........................                            $ (7,591)    $ 22,639   $(74,832)  $13,501,452
Increase in unrealized
  appreciation .................                             149,882      219,028     76,610    31,554,550
Appreciation realized on sale
  for dividend payout ..........                                                                  (134,876)
Appreciation realized on sale
  for transfer .................                                             (419)      (424)     (191,450)
Amounts distributed to partici-
  pants ........................                              (3,248)      (8,770)       703    (3,172,767)
                                                            ________     ________   ________    ___________
Net increase in unrealized
  appreciation in 1991 .........                             146,634      209,839     76,889    28,055,457
                                                            ________     ________   ________   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1991                             139,043      232,478      2,057    41,556,909
Increase (decrease) in
  unrealized appreciation ......                              48,523     (146,690)    40,110    35,165,276
Appreciation realized on sale
  for dividend payout ..........                                                                     1,233
Appreciation realized on sale
  for transfer .................                              (1,647)      (2,287)    (2,147)     (848,575)
Amounts distributed to partici-
  pants ........................                             (21,867)     (11,719)    (3,182)   (6,176,444)
                                                            ________      _______   ________   ___________
Net increase (decrease) in
  unrealized appreciation in
  1992 .........................                              25,009     (160,696)    34,781    28,141,490
                                                            ________     ________   ________   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992                             164,052       71,782     36,838    69,698,399
Increase in unrealized
  appreciation .................    $124,136   $144,889        1,650      168,984     50,271    34,451,908
Appreciation realized on sale
  for transfer .................     (19,478)   (10,937)    (144,562)    (198,947)   (65,025)   (9,655,916)
Appreciation realized on sale
  for loan .....................     (10,249)   (10,975)      (3,582)        (361)      (889)   (1,231,511)
Amounts distributed to partici-
  pants ........................      (5,051)     5,567       (1,572)      (4,403)    (2,547)   (4,520,990)
Transamerica Insurance Group
  transfer .....................     (14,539)   (30,978)     (15,986)     (37,055)   (18,648)  (19,659,986)
                                    ________   ________     ________     ________   ________   ___________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................      74,819     97,566     (164,052)     (71,782)   (36,838)     (616,495)
                                    ________   ________     ________     ________    _______   ___________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993    $ 74,819   $ 97,566     $      -     $      -   $      -   $69,081,904
                                    ========   ========     ========     ========   ========   ===========